UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

FORMA THERAPEUTICS HOLDINGS, INC.

(Name of Subject Company (Issuer))

NNUS NEW DEV, INC.

an indirect wholly owned subsidiary of

NOVO NORDISK A/S

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

34633R104

(Cusip Number of Class of Securities)

Tomas Haagen

General Counsel
Novo Nordisk A/S
Novo Allé, DK- 2880, Bagsvaerd

Denmark

Telephone: +45 4444 8888

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William H. Aaronson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
1,057,816,522.89	98,060

*	Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 47,866,342 shares of common stock issued and outstanding and $20.00 per share; (b) the product of 4,758,321 shares of common stock underlying outstanding options with exercise prices less than $20.00 and $13.60, which is the difference between $20.00 and the weighted average exercise price of $6.40 per share of the underlying outstanding stock options; (c) the product of 1,788,906 shares of common stock underlying outstanding restricted stock unit awards and $20.00 per share. The calculation of the filing fee is based on information provided by the Company as of September 13, 2022.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021 and effective October 1, 2021, by multiplying the transaction value by 0.0000927.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$98,060	Filing Party:	NNUS New Dev, Inc. and Novo Nordisk A/S
Form or Registration No.:	Schedule TO-T	Date Filed:	September 15, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by NNUS New Dev, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Forma Therapeutics Holdings, Inc., a Delaware corporation (the “Company”), at a purchase price of $20.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 15, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 4.

Item 4 of the Schedule TO, to the extent Item 4 incorporates by reference the information contained in the Offer to Purchase, and the information set forth in Section 13 of the Offer to Purchase titled “Conditions of the Offer” are hereby further amended and supplemented by inserting the following disclosure at the end of such section:

“All Offer Conditions must be satisfied or waived as of the Expiration Date. If we waive a material Offer Condition, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.”

ITEMS 1 THROUGH 9; AND ITEM 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15— Certain Legal Matters; Regulatory Approvals – Antitrust” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the second paragraph of the subsection titled “Antitrust” in the Schedule TO filed with the SEC on September 15, 2022, and adding the following paragraph in its place:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 12, 2022. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on September 27, 2022. Accordingly, the HSR Condition in Section 13—“Conditions of the Offer” has been satisfied. The Offer continues to be subject to the other Offer Conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2022

NNUS NEW DEV, INC.

By:	/s/ Ulrich Christian Otte
Name: Ulrich Christian Otte
Title: President

NOVO NORDISK A/S

By:	/s/ Karsten Munk Knudsen
Name: Karsten Munk Knudsen
Title: Executive Vice President and Chief Financial Officer